SHAW COMMUNICATIONS INC.
CERTIFICATE OF THE CHIEF EXECUTIVE OFFICER
Pursuant to Section 906(a) of the Sarbanes-Oxley Act of 2002
Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18 of the United States Code
In connection with the annual report of Shaw Communications Inc. (the “Corporation”) on Form 40-F for the fiscal year ending August 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Jim Shaw, Chief Executive Officer and Vice Chair of the Corporation, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
1.	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.
Dated at Calgary, Alberta, Canada, this 30th day of November 2009.
/s/  Jim Shaw

Jim Shaw
Chief Executive Officer and Vice Chair
Shaw Communications Inc.

SHAW COMMUNICATIONS INC.
CERTIFICATE OF THE CHIEF FINANCIAL OFFICER
Pursuant to Section 906(a) of the Sarbanes-Oxley Act of 2002
Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18 of the United States Code
In connection with the annual report of Shaw Communications Inc. (the “Corporation”) on Form 40-F for the fiscal year ending August 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Steve Wilson, Senior Vice President and Chief Financial Officer of the Corporation, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
1.	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.
Dated at Calgary, Alberta, Canada, this 30th day of November 2009.
/s/  Steve Wilson

Steve Wilson
Senior Vice President and Chief Financial Officer
Shaw Communications Inc.